BlocPower Energy Services 3 LLC

8th Climate Impact Notes

OFFERING STATEMENT



Issuer Name	BlocPower Energy Services 3 LLC
Doing Business As	BlocPower Energy Services 3 LLC
Offering Amount	$50,000.00 – $250,000.00
Security Type	Unsecured Loan
Interest Rate	9.25% Annually
Maturity	5 years fully amortizing
Payments	Semi-Annually, disbursed to investors thereafter
First Payment	180 days after campaign end date
Repayment Length / Maturity Date	5 Years from the campaign end date

COMPANY OVERVIEW

BlocPower Energy Services 3 LLC ("BPES3" or the "Company"), a dedicated entity within the BlocPower family, is committed to deploying the funds from the forthcoming offering to finance decarbonization projects in low-to-moderate income urban communities across the US.

A subsidiary of the Brooklyn-based, BlocPower LLC, BPES3 leverages the parent company's robust experience in transforming American cities into greener environments. Over the past decade, BlocPower has built a transformative business at the intersection of clean energy, financial innovation, and community impact. With a mission-driven approach, BlocPower has successfully deployed capital into energy efficiency and electrification projects across underserved communities, reducing emissions, lowering energy costs, and generating financial returns.

BlocPower's funding strategy has prominently featured crowdfunding, allowing the public to invest directly in its ventures. This approach is complemented by support from foundations and nonprofits, with plans to continue this mixed funding model moving forward.

As a wholly-owned subsidiary of BlocPower LLC, BPES3 holds and invests sponsor equity into related entities or makes loans to BlocPower LLC. BlocPower LLC provides project and financial management pursuant to a management agreement with BlocPower LLC, ensuring focused project execution.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940; or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
BlocPower LLC	Member	100%

The above is the only ownership outstanding for the company. The ownership interests of a(n) DE LLC give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Hanan Levin
Principal Occupation:
- Manager | BlocPower Energy Services 3 LLC
  Dates of Service: 29 November 2023 – Present
Other Positions:
- Co-CEO BlocPowerPublic Benefit Corporation LLC
  Dates of Service: September 2024 - Present
- Head of Finance | BlocPower Public LLC LLC
  Dates of Service: 13 November 2023 – Present
Other Positions in the Past Three Years:
- Co-Founder and CFO | Advanced Sustainable Technologies (A.S.T)
  Plasma waste management
  Dates of Service: March 2017 – Present
- Managing Director | PNC Capital Markets (FIG)
  Banking, Financial Services
  Dates of Service: April 2022 – November 2023

- Finance Advisor | Uncharted Uncharted
  IT Services and IT Consulting
  Dates of Service: January 2020 – November 2023
- Director Capital Markets – Fixed Income | Bank of the West / BNP Paribas Bank
  Banking, Financial Services
  Dates of Service: July 2012 - March 2022

Biography: Hanan Levin is BlocPower's Co-CEO and former Head of Finance. Previously, he was a Managing Director with PNC's Financial Institution Group, providing advice to financial institutions on liquidity, balance sheet management, and capital markets strategies. With over two decades of experience in the capital markets arena, Hanan has advised, underwritten, and managed transactions for multinational financial institutions such as PNC and Bank of the West / BNP Paribas, contributing to over $2 billion worth of transactions. Hanan has dedicated the past eight years to working with cleantech startups advising on financial and growth strategies, developing long-term profitable business partnerships and optimizing capital structures for fundraising and investment. Hanan holds an MBA from UNC Kenan-Flagler and a BA in Economics from Yale University.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Funding for EV Projects	$250,000.00
Total	$250,000.00

While the Company intends to use funds raised in a manner consistent with that listed in the Anticipated Business Plan section above, the Company ultimately has discretion over the use of funds in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities

commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. There are no guarantees or assurances that the Company will be able to repay your investment. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Business Performance Risk
The Company's ability to generate revenue and meet its financial obligations depends on several factors that could impact overall business performance. The Company's customers may fail to make payments, which could reduce available cash flow and require costly enforcement actions or alternative financing solutions. Operational disruptions, including software or hardware failures, could lead to unexpected repair or replacement costs, affecting profitability. Additionally, while the Company has identified projects to finance, unforeseen challenges may impact their viability, and competition or other factors could limit the ability to secure new projects, potentially affecting revenue streams. Fluctuations in financial metrics, such as the Debt Service Coverage Ratio (DSCR), may also impact the Company's ability to meet debt obligations. Finally, cybersecurity threats pose risks to data security and operational continuity, which could result in financial and reputational harm. Any of these factors could negatively affect the Company's financial position and its ability to repay investors.

Competition
The market in which the Company will operate is highly competitive. The Company will compete with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest paid by a company should compensate the Holders for the level of risk the Holders is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk you are assuming.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

The Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Operating History Risk

The Company is an earlier-stage business with limited revenue history. As a result, its success depends on overcoming challenges common to new ventures, including market adoption, operational execution, and financial sustainability. The Company may introduce new lines of business, which could require significant investment and carry inherent uncertainties.

Investing in an earlier-stage company is speculative, as there is no established track record of revenue or profitability. The Company's ability to execute its business plan and achieve financial stability depends on its management team, market conditions, and the effective deployment of funds raised. Additionally, a portion of investor funds may be allocated to operational expenses, including employee compensation.

The Company operates within a complex organizational structure involving multiple special purpose vehicles (SPVs) and project entities. While designed for risk isolation and operational efficiency, this structure also introduces interdependencies that could amplify financial or operational challenges across projects, potentially impacting the Company's overall stability and ability to meet investor obligations.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company will use human personnel to staff and operate its facilities and attractions. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's facilities, attractions and/or services or the Company itself could negatively impact the future of its business.

Natural Disaster

There is the possibility that a natural disaster or other events beyond the control of the Company could cause damage to equipment, facilities, or operations. This may cause unexpected replacement costs and negatively impact financial returns.

Regulatory Risk

The Company is subject to federal, state, and local regulations, which are subject to change through legislative, regulatory, or judicial actions. Changes to federal, state, or local regulations could impact the Company's long-term growth and financial performance. Future projects and strategic planning may be vulnerable to policy shifts.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates
Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

Future Investors Might Have Superior Rights
With respect to the additional capital the Company will require in the future to commence operations, the Company might borrow money and/or sell equity interests, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note
The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default
In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

Possibility of Fraud
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:
- You might want to keep the compensation of managers low, while managers want to make as much as they can.
- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.
- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.
- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights
The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$50,000.00	$250,000.00
Less: Intermediary Fee*	- $4,250.00	- $21,250.00
Net Proceeds	$45,750.00	$228,750.00

*8.5% of the gross proceeds of the offering

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in BlocPower Energy Services 3 LLC and how an investor's transaction and delivery of securities will be completed.

   a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with BlocPower Energy Services 3 LLC ("Note Purchase Agreement") by way of the investor's electronic signature.
   b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.
   c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Thread Bank.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are promissory notes, which we refer to as "Notes." The Notes are governed by a separate document called a Note Purchase Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Note Purchase Agreement. However, this is only a summary. Before investing, you should read the Note Purchase Agreement in their entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will repay at an interest rate of 9.25% on the principal invested. Following the commencement of commercial operations, the business will make semi-annual repayments that will be distributed to investors thereafter.

- The Company must repay your principal (the amount you invested) and interest on or before the Note's Maturity Date, which is 5 Years from the Closing Date for the Notes, or, if sooner, the date that the Company is sold or otherwise experiences a "change of control." The Company may also prepay the Note without penalty.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

- The Company agrees to comply with all Regulation Crowdfunding Prohibitions around the investment company act.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

📅 Form C Filing ∨	Host Platform ∨	Offering Name ∨	🗐 Total Raised ∨
3/8/2021	Raise Green	Climate Impact Note #1	$997,250
1/19/2022	Raise Green	Climate Impact Note #2	$999,820
3/8/2022	Raise Green	Climate Impact Note #3	$808,800
3/2/2023	Wefunder	Climate Impact Note #4	$472,012
11/14/2023	Raise Green	Climate Impact Note #5	$423,350
7/18/2024	Climatize	Climate Impact Note #6	$250,000
8/22/2024	Climatize	Climate Impact Note #7	$493,000

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

The capital secured through this initiative is earmarked for investment in electric vehicle (EV) charging infrastructure projects. BPES4 may directly own and manage these projects, or it may channel funds from this offering into projects controlled by other BlocPower subsidiaries or provide loans for equity investments by BlocPower LLC in BlocPower Project Companies. While the intention is to allocate the raised funds as outlined, BPES4 reserves the right to modify the use of proceeds to align with its strategic business objectives and liquidity needs.

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below are the current debt obligations of the business:

Creditor	Amount	Interest Rate	Maturity Date
BlocPower Climate Impact Note 1	$804,480	5.50%	5/15/2023
BlocPower Climate Impact Note 2	$874,585	5.50%	3/23/2034
BlocPower Climate Impact Note 3	$707,364	5.50%	5/1/2034
BlocPower Climate Impact Note 4	$444,839	6.50%	5/1/2035
BlocPower Climate Impact Note 5	$355,902	7.25%	1/2/2036
BlocPower Climate Impact Note 6	$250,000	8.00%	10/14/2031
BlocPower Climate Impact Note 7	$493,000	10.00%	11/19/2029
Total Balance			

FINANCIAL INFORMATION

Please see Exhibit C for Audited Financial Statements by a Certified Public Accountant (CPA)

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the SEC;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      i)   in connection with the purchase or sale of any security;

      ii)   involving the making of any false filing with the Commission;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

      i) at the time of the filing of this offering statement bars the person from:

          a)   association with an entity regulated by such commission, authority, agency or officer;
          b)   engaging in the business of securities, insurance or banking;
          c)   engaging in savings association or credit union activities; or

      ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

      i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
   ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – NOTE PURCHASE AGREEMENT

NOTE PURCHASE AGREEMENT

BlocPower Energy Services 3 LLC,

as the Issuer,

AND

____
as the Holder

AND

HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent

---

NOTE PURCHASE AGREEMENT

This NOTE PURCHASE AGREEMENT (including all exhibits and schedules hereto, as the same may be amended, modified and/or restated from time to time, this "**Agreement**"), by and among BlocPower Energy Services 3 LLC (the "**Issuer**"), each person purchasing a promissory note referencing this Agreement (each a “**Holder**” and collectively the, "**Holders**"), and HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent (the “**Administrative Agent**”).

W I T N E S S E T H:

WHEREAS, the Issuer desires to sell certain of its promissory notes to the Holders, and the Holders desire to purchase such notes, to fund certain commercial aspects of the Issuer’s business as more particularly described herein (the "**Purpose**");

WHEREAS, Holders wish to purchase such promissory notes of the Company pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the “**Title III Offering**”), conducted on www.HoneycombCredit.com (the “**Site**”) maintained by Honeycomb Credit, Inc. (the “**Portal**”);

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:


ARTICLE I

DEFINITIONS


1.1   Recitals.

The Recitals are incorporated herein as if set forth at length.

1.2   Defined Terms.

Capitalized terms not otherwise defined in this Agreement have the meanings given to them in the Form C filed by the Issuer with the Securities and Exchange Commission and available on the Site, which we refer to as the "Disclosure Document."   The Disclosure Document, together with this Agreement, the Notes, any security instruments (if applicable), and any other document or instrument executed in connection with any of the foregoing are collectively referred to as the "Loan Documents."


ARTICLE II

NOTE PURCHASE TERMS


3.2   2.1   Purchase of Notes.

The Issuer will issue and sell to certain of the Holders, and such Holders will purchase from the Issuer, promissory notes of the Borrower in substantially the form of Schedule 2.1 (each a "**Note**" and collectively, the "**Notes**") in the aggregate principal amount not to exceed $250,000.00 (the "**Borrowing Limit**"). The date on which the Issuer will issue and sell the Notes and the Holder shall purchase the Note, shall be the "**Closing Date**". The Issuer may sell Notes pursuant to this Agreement for a duration consistent with the Disclosure Document. Issuer shall keep a schedule of Notes purchased by each Holder, and the purchase price therefore. Holder will not receive a paper document representing Holder's Note.

3.3   2.2   Payment Terms.

3.4   (a)   Repayment. Each Note shall be repaid by the Issuer under the terms and conditions set forth below with payments to Holders commencing on or before the last business day 180 days after the Offering Period has ended and continuing each month thereafter through the Maturity Date with interest payable as set forth in the chart below.

Issuer Name	BlocPower Energy Services 3 LLC

Doing Business As	BlocPower Energy Services 3 LLC
Offering Amount	$50,000.00 – $250,000.00
Security Type	Unsecured Loan
Interest Rate	9.25% Annually
Maturity	5 years fully amortizing
Payments	Semi-Annually, disbursed to investors thereafter
First Payment	180 days after campaign end date
Repayment Length / Maturity Date	5 Years from the campaign end date

3.5   2.3   Payments.

3.5.1   (a)   ACH Deposit. All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated (the "Designated Account") by each Holder at the Site. Each Holder acknowledges and agrees that any payment made timely to the Designated Account shall be deemed delivered even if the payment is rejected, or otherwise unable to be transferred because the Holder's Designated Account is no longer valid for any reason. Whenever any payment is due on a day that is not a business day, such payment will be due on the next following business day. Each payment will be applied first to any fees charges and expenses authorized under the Loan Documents, including the reasonable fees and expenses of the Administrative Agent, then to accrued but unpaid interest on the Notes, and then to the outstanding principal balances of the Notes.

3.5.2   (b)   Non-ACH Payments Processing Fee. To the extent a Holder does not authorize the Issuer to make ACH distributions into its Designated Account, payments to such Holder will be made by check and mailed to such Holder at the address provided by Holder on the Site after deduction by the Issuer from each such check of a Fifty Dollar ($50) processing fee (the "Processing Fee"). All Processing Fees shall be credited against the outstanding amounts due under such Holder's Note. In the event the semi-annual amount payable to such Holder is less than the Processing Fee, the balance of the Processing Fee shall accumulate and be payable out of the Issuer's next payment installment to the Holder. In the event the total amount that remains outstanding under such Holder's Note is less than the amount of the accumulated Processing Fee, the obligations due and owing to the Holder under its Note shall be deemed satisfied and paid in full.

3.6   2.4   Equalization Among Holders.

Each Note is on parity with all Notes issued pursuant to this Agreement and rank equally, without preference among themselves. Any amounts to be distributed pursuant to this Agreement and the Notes to the Holders shall be made pro rata in proportion to the amount then outstanding under each Holder's respective Note.

3.7 2.5   <u>Maximum Lawful Rate</u>.

In no event shall Issuer be obligated to pay interest on the Note to the extent it exceeds the highest rate of interest that may be lawfully contracted for, charged or received by such Holder, and in such event the Issuer shall pay such Holder interest at the highest rate permitted by applicable law.

3.8 2.6   <u>No Right to Cancel</u>.

Each Holder acknowledges and agrees that this is a commercial transaction and that the Holder has no right to cancel its subscription or rescind this Agreement. Once the Holder signs this Agreement, electronically or otherwise, the Holder is obligated to purchase the Note on the terms and conditions set forth in this Agreement and as described in the Disclosure Document, including, but not limited to, instances where the principal amount of the Note is reduced consistent with the Disclosure Document.

3.9 2.7   <u>Issuer's Right to Reject Subscription</u>.

Each Holder acknowledges and agrees that Issuer has the right to reject the Holder's subscription for any reason or for no reason by returning the money provided to the Issuer to the applicable Holder's Designated Account whose subscription has been rejected.

ARTICLE III
<u>REPRESENTATIONS AND WARRANTIES</u>

3.1 <u>Issuer's Representations and Warranties</u>. The Issuer represents and warrants to each Holder that the following are, and immediately after giving effect to the transactions contemplated hereby will be, true, correct and complete:

3.10   <u>Power and Authorization</u>. The Issuer has the power and authority and all authorizations, consents and approvals to execute, deliver, and perform its obligations under this Agreement and the Notes.

3.11   <u>Binding Effect</u>. This Agreement and the Notes constitute a legal, valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

3.11.1 3.4   <u>Holder's Representations and Warranties</u>**.** Each Holder hereby severally, but not jointly, represents and warrants to the Issuer as follows as of the date hereof and as of the Closing Date:

(a) <u>Accuracy of Information</u>. All of the information the Holder has given to the Issuer (whether in this Agreement, at the Site, or otherwise) is accurate and the Issuer and may rely on it. If any of the information Holder has given to Issuer changes before the Issuer accepts Holder's subscription, Holder will notify the Issuer immediately. Holder agrees to indemnify and hold Issuer, and each of their respective directors, officers, employees and representative harmless for any damages, losses, or claims (including reasonable attorney fees and costs) incurred by Issuer that result from or arise out of inaccurate information provided by Holder.

(b)   Risks. Holder understands all the risks of investing, including the risk that Holder could lose its entire investment in the Issuer evidenced by the Note and this Agreement. Without limiting that statement, Holder acknowledges and agrees that it has reviewed and understands each of the risks listed under "Risk Factors" in the Disclosure Document.

(c)   No Representations. No person (i) has made any promises or representations to Holder, except for the information contained in the Disclosure Document; or (ii) has guaranteed any financial outcome for Holder's investment.

(d)   Escrow Account. Each Holder understands that its money will be held in an escrow account in one or more banks prior to funding the loan to the Issuer for the stated Purpose. If any of these banks became insolvent, such money could be lost.

(e)   Opportunity to Ask Questions. Each Holder has had the opportunity to ask questions about the Issuer and the investment, which questions have been answered to the Holder's satisfaction.

(f)   Legal Power to Sign and Invest. Holder has the legal power to sign this Agreement and purchase the Note. Holder's investment does not violate any contract Holder has entered into with any other individual or entity.

(g)   Acting On Holder's Behalf. Each Holder acknowledges and agrees that it is acting on its own behalf in purchasing the Note, not on behalf of any other individual or entity.

(h)   Investment Purpose. Holder is purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

(i)   Knowledge. Holder has enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

(j)   Financial Forecasts. Holder understands that any financial forecasts or projections are based on estimates and assumptions the Issuer believes to be reasonable but are highly speculative. Given the industry, any forecasts or projections will probably prove to be incorrect.

(k)   Financial Wherewithal. Holder can afford this investment, even if Holder loses the entirety of its investment. Holder does not rely on its cash or other property used in this investment to pay for any of Holder's current living necessities, including but not limited to, Holder's food, housing, and utilities.

(l)   No Government Approval. Holder understands that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

(m)   No Advice. Each Holder acknowledges and agrees that the Issuer has not provided the Holder with any investment, financial, or tax advice. Each Holder has been advised to consult with its own legal and financial advisors and tax experts prior to entering into this Agreement.

(n)   Tax Treatment. If any withholding tax is imposed on any payment made by Issuer to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of Issuer, the Holder shall provide the Issuer with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Issuer may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax. Any taxes owed on the payments to Holder shall be the responsibility of such Holder.

(o)   Anti-Terrorism and Money Laundering (Natural Persons). If Holder is a natural person (not an entity), such Holder represents and warrants as follows:

(i)   Source of Funds. None of the money Holder has paid or will pay or contribute to the Issuer is derived from or related to any activity that is illegal under United States law.

(ii)   Anti-Terrorism Laws. Holder is not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

(iii)   Anti-Money Laundering Laws. Holder's purchase of a Note will not, by itself, cause the Issuer to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

(iv)   Additional Information. Holder will provide such documentation as may be reasonably requested by the Issuer to verify further the source of funds used to purchase the Note.

(p)   Entity Holders. Each Holder that is a legal entity, such as a corporation, partnership, or limited liability company, represents and warrants as follows:

(i)   Good Standing. Holder is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

(ii)   Other Jurisdictions. Holder is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Holder.

(iii)   Authorization. The execution, delivery, and performance by Holder of this Agreement and any related Loan Documents have been duly authorized by all necessary corporate action.

(iv)   Investment Company. Holder is not an "investment company" within the meaning of the Investment Company Act of 1940.

(v)   Anti-Terrorism and Money Laundering.
(A)   Source of Funds. No funds used or contributed to the Issuer derives from or relates to any activity that is illegal under United States law.
(B)   Anti-Terrorism Laws. None of the ultimate owners of Holder is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by OFAC, nor is a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.
(C)   Notice of Violations. If at any time the Issuer determines that any of the representations in contained in this subsection are untrue or inaccurate, or if otherwise required by applicable law or regulation related to terrorism, money laundering, and similar activities, the Issuer may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to segregation or redemption of such Holder's Note.

ARTICLE IV

COVENANTS

3.12   4.1   Issuer Covenants. Issuer covenants and agrees that, so long as any of the obligations evidenced by the Loan Documents remain unpaid or unsatisfied:

3.12.1 (a)   Maintenance of Property. Issuer shall maintain and preserve all its real and tangible property in good working order and condition, ordinary wear and tear and casualty excepted.

3.12.2 (b)   Insurance. Issuer shall maintain or cause to be maintained in full force and effect all policies of insurance of any kind (including policies of fire, theft, public liability, property damage, other casualty insurance) with respect to the property of the Issuer, including any Collateral, with reputable insurance companies or associations of a nature and providing such coverage as is sufficient and as is customarily.

3.12.3 (c) <u>Use of Proceeds</u>. Issuer shall use the proceeds of the sale of the Notes solely for the Purposes stated herein and in the Disclosure Document.

3.13 4.2 <u>Holder Covenants</u>. Each Holder covenants and agrees that, so long as any of the obligations evidenced by its Note remains unpaid or unsatisfied:

3.13.1 (a) <u>Restrictions on Holders</u>. No Holder may, under any circumstances (i) take any individual action to collect a Note; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

3.13.2 (b) <u>Disclosure</u>. Holder agrees that Issuer may release confidential information about Holder to government authorities if Issuer, in its sole discretion, determines after consultation with counsel that releasing such information is in the best interest of the Issuer in light of any applicable law or regulation.

3.13.3 (c) <u>Additional Documents</u>. Holder agrees to execute any additional documents the Issuer requests if the Issuer reasonably believe those documents are necessary or appropriate and explain that Holder is able to bear the economic risk of its investment in the Notes for an indefinite duration and is able to afford a complete loss of such investment.

3.13.4 (d) <u>No Transfer of Notes</u>. Holder may not transfer, pledge, encumber, or otherwise dispose of Holder's interest in its Note at any time. Any attempt to transfer, pledge, encumber or other dispose of Holder's interest in its Note shall be void.

3.13.5 (e) <u>Re-Purchase of Holder's Note</u>. If Issuer decide that Holder has provided inaccurate information or has otherwise violated its obligations, Issuer may (but shall not be required to) repurchase or rescind Holder's Note.

ARTICLE V

<u>ADMINISTRATIVE AGENT</u>

3.14 5.1 <u>Appointment</u>. Each Holder hereby irrevocably designates, appoints and authorizes Honeycomb Collateral LLC to act as the initial Administrative Agent for such Holder under this Agreement and to execute and deliver or accept on behalf of each of the Holder any Loan Documents, including this Agreement, and any security agreement or mortgage or other document or instrument reasonably necessary to give effect to the transactions contemplated by this Agreement and the Disclosure Document. Each Holder hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and the Loan Documents, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof, together with such powers as are reasonably incidental thereto. Administrative Agent agrees to act as the Administrative Agent on behalf of the Holders to the extent provided in this Agreement.

3.15   5.2   Nature of Duties.

3.15.1 (a)   The Administrative Agent shall have no duties or responsibilities except those expressly set forth in this Agreement and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist. The duties of the Administrative Agent shall be mechanical and administrative in nature and shall not create any fiduciary or trust relationship in respect of any Holder.

3.15.2 (b)   The function and duty of the Administrative Agent shall be: (i) to execute any security agreement, mortgage or other Loan Document on behalf of the Holders providing for the grant of a security interest in favor of the Holders in property of the Issuer as contemplated in the Disclosure Document and in this Agreement; (ii) to enforce the rights and remedies of the Holders under any applicable Loan Document, including this Agreement, upon written direction from the Required Holders (as defined below) (an "Enforcement Proceeding"); and (iii) to hold proceeds collected by Administrative Agent following an Event of Default by the Issuer, including, but not limited to, from the sale of any Collateral, and to distribute such proceeds to the Holders in an amount consistent with the terms and conditions of this Agreement and the Holder's respective Note; provided however, that in connection with this subsection (b)(iii), only, each Holder acknowledges and agrees that a successor Administrative Agent to Honeycomb Collateral LLC must be appointed pursuant to Section 5.7, below, and that in no event can Honeycomb Collateral LLC hold or distribute proceeds on behalf of the Holders.

3.15.3 (c)   In connection with any Enforcement Proceeding, the Administrative Agent shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Agreement, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Administrative Agent may determine in its sole and unlimited discretion, subject to the other provisions of this Agreement. The Administrative Agent may pursue such remedies notwithstanding that the Administrative Agent does not have physical possession of the Notes and without naming the Holders as parties.

3.15.4 (d)   The Administrative Agent takes no responsibility and makes no statement regarding the validity, extent or enforceability of the Loan Documents or the lien priority or position that the Holders will have as a result of the Loan Documents.

3.15.5 5.3   Instructions from the Holders. The Administrative Agent agrees, upon the written request of the Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis (the "Required Holders"), to take or refrain from taking any action of the type specified as being within the Administrative Agent's rights, powers or discretion herein, provided that the Administrative Agent shall not be required to take any action which exposes the Administrative Agent to personal liability or which is contrary to this Agreement, any loan agreements with third parties (if applicable), or any of the other Loan Documents or applicable Law. Additionally, Administrative Agent shall have no obligation to comply with instructions from the Required Holders to initiate or continue an Enforcement Proceeding without sufficient funds being made available in advance to Administrative Agent to cover the Administrative Agent's out-pocket-expenses, including, but not limited to, filing fees and costs, required to initiate or continue such Enforcement Proceeding. Any action taken or failure to act pursuant to such instructions shall be binding on the Holders. No Holder shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting hereunder in accordance with the instructions of the Required Holders, or in the absence of such instructions, in the absolute discretion of the Administrative Agent. Holders acknowledge and agree to electronic communications by and between the Holders and the Administrative Agent and any Holder's failure to affirmatively instruct the Administrative Agent within the time prescribed by Administrative Agent shall be deemed as the Holder's consent to the action or inaction taken by the Administrative Agent.

3.15.6 5.4   Nonrecourse Liability. The Administrative Agent shall not be liable to any Holder for any action taken or omitted to be taken by it or them hereunder, or in connection herewith including pursuant to this Agreement or any other Loan Document, unless caused by Administrative Agent's own gross negligence or willful misconduct.

3.15.7 5.5   Reimbursement and Indemnification of Administrative Agent by Issuer. Issuer agrees to reimburse, indemnify defend and save the Administrative Agent harmless from and against all liabilities, costs, expenses or disbursements, including attorneys' fees and disbursements, of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent, in its capacity as such, in any way relating to or arising out of this Agreement or any other Loan Document; provided that Issuer shall not be liable for any portion of such liabilities, costs, expenses or disbursements if the same results from the Administrative Agent's gross negligence or willful misconduct.

3.15.8 5.6   Compensation. Administrative Agent shall be entitled to compensation and reimbursement of expenses as set forth below which amounts shall be the obligation of the Company and shall be added to the amounts otherwise payable under the Notes:

3.15.9 (a)   Flat Fee. As compensation to the Administrative Agent for the services provided by the Administrative Agent to the Holders in the execution and documentation of any Collateral securing the obligations evidenced by the Notes, Holders acknowledge and agree that Administrative Agent may be paid a flat fee.

3.15.10 (b)   <u>Hourly Rate</u>. As compensation to the Administrative Agent for the services provided by the Administrative Agent in connection with any Enforcement Proceeding, Administrative Agent shall be entitled to receive reasonable compensation at the hourly rate plus reimbursement of all out of pocket expenses reasonably incurred by the Administrative Agent.

3.15.11 (c)   <u>Surcharge</u>. Upon the occurrence of an Event of Default that is continuing, all payments under the Notes shall be directed to and held in escrow until the Event of Default is cured or otherwise resolved. Each Holder acknowledges and agrees that the Administrative Agent may surcharge (i) the Collateral, if any, and (ii) the funds maintained in escrow in an amount equal to the outstanding and unpaid portion of the compensation due and payable to the Administrative Agent under the terms of this Agreement, prior to causing the balance of said proceeds or funds to be distributed to the Holders on a pro rata basis.

3.15.12 5.7   <u>Successor Administrative Agent</u>. The Administrative Agent (i) may resign as Administrative Agent by providing Notice ("Notice of Resignation") or (ii) shall resign if such resignation is requested by the Required Holders, by giving not less than thirty (30) days' prior written notice to the Holders and the Issuer. Upon the occurrence of an Event of Default, each Holder hereby acknowledges and agrees that Honeycomb Collateral LLC shall resign as the Administrative Agent and that the Holders must appoint a successor Administrative Agent on or before the date specified in the Notice of Resignation. Each Holder further acknowledges that Honeycomb Collateral LLC cannot hold or distribute funds on behalf of any Holder and that a successor Administrative Agent must be appointed prior to the receipt of any funds on behalf of any Holder in any Enforcement Proceeding or otherwise. If the Administrative Agent resigns under this Agreement, then either (a) the Required Holders shall appoint from among the Holders a successor agent for the Holders or (b) if a successor agent shall not be so appointed and approved within the earlier of: (i) the thirty (30) day period immediately following the Administrative Agent's Notice of Resignation; or (ii) the need to appoint a successor Administrative Agent to receive and distribute funds on behalf of Holders, as reasonably determined by Honeycomb Collateral LLC in its sole discretion, then the Administrative Agent shall appoint a successor agent who shall serve as Administrative Agent until such time as the Required Holders appoint a successor agent. For purposes of appointing a successor Administrative Agent, only, the Required Holders shall be determined by reference to Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis that have cast a vote timely. Upon its appointment pursuant to either clause (a) or (b) above, such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent, effective upon its appointment, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement. After the resignation of any Administrative Agent hereunder, the provisions of this

Agreement shall inure to the benefit of such former Administrative Agent and such former Administrative Agent shall not by reason of such resignation be deemed to be released from liability for any actions taken or not taken by it while it was an Administrative Agent under this Agreement.

3.15.13 5.8   Calculations. In the absence of gross negligence or willful misconduct, Holder acknowledges and agrees that there will be no liability for any error in computing the amount payable to any Holder whether in respect of the Notes, fees or any other amounts due to the Holder under this Agreement. In the event an error in computing any amount payable to any Holder is made, the Administrative Agent, the Issuer and each affected Holder shall, forthwith upon discovery of such error, make such adjustments as shall be required to correct such error.

ARTICLE VI

EVENTS OF DEFAULT

3.16   6.1   Event of Default. Any of the following shall constitute an "Event of Default":

3.16.1 (a)   Non-Payment. The Issuer fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Issuer; or

3.16.2 (b)   Representation or Warranty. Any representation, warranty or certification by or on behalf of the Issuer shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

3.16.3 (c)   Insolvency. Issuer ceases or fails to be solvent or admits in writing its general inability to pay, its debts as they become due, subject to applicable grace periods, if any;

3.16.4 (d)   Breach of Other Obligations. Issuer breaches a material obligation owed to a third party, including breach of any loan documents with another lender; or

3.16.5 (e)   Involuntary Proceeding. The Issuer becomes subject to an involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

3.16.6 (f)   Change of Control. All outstanding principal and accrued interest shall be immediately due and payable upon a Change of Control of the Issuer. For these purposes, the term "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Issuer; (ii) a change in more than fifty percent (50%) of the effective voting power of the Issuer; or (iii) any merger or reorganization of the Issuer, except a merger in which those in control of the Issuer retain more than fifty percent (50%) of the combined voting power of the resulting entity; or

3.16.7 (g)   Bankruptcy. Issuer files a voluntary bankruptcy proceeding.

3.16.8 6.2   Remedies. Upon the occurrence and during the continuance of an Event of Default in Section 6.1(a)-(f), then the Required Holders may instruct the Administrative Agent to declare all amounts owed under the Notes to be immediately due and payable. Upon the occurrence of an Event of Default in Section 6.1(g), all amounts owed under the Notes shall automatically be accelerated and become immediately due and payable without prior written notice or demand. Upon the occurrence of any Event of Default that is continuing, Holders shall have the right to exercise all rights and remedies available to them under this Agreement, any Loan Document, at law or in equity, consistent with the procedures set forth in this Agreement.

3.16.9 6.3   No Individual Right of Action. Each Holder acknowledges and agrees that no Holder has an individual right of action to enforce its Note or any of the Loan Documents against the Issuer and is bound by the decision and instructions provided to the Administrative Agent by the Required Holders consistent with the terms of this Agreement.

3.16.10 6.4   Force Majeure. An Event of Default shall not be deemed to have occurred if a breach or failure by the Issuer is caused by Acts of God, government restrictions (including the denial or cancellation of any export, close of business or other extraordinary measures), wars, insurrections and/or any other cause beyond the reasonable control of the Issuer; provided that the Administrative Agent shall give Holders written notice describing the force majeure in reasonable detail given the information presently available. Performance under the Notes is suspended for the period of time in which the force majeure is in effect, plus thirty (30) days thereafter (the "Force Majeure Period"). The Force Majeure Period may be extended further in the discretion of the Administrative Agent with the consent of the Required Holders pursuant to the procedures outlined in Section 5.3 of this Agreement. Any payments made by any Issuer during the Force Majeure Period are not subject to refund. The term length of the Note shall not be adjusted if the Force Majeure is put into effect.

ARTICLE VII

MISCELLANEOUS

3.16.11 7.1   LIMITATIONS ON DAMAGES. NEITHER ISSUER NOR ADMINISTRATIVE AGENT WILL BE LIABLE TO ANY HOLDER FOR ANY LOST PROFITS OR SPECIAL,

CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF HOLDER DISCLOSES IT MIGHT INCUR THOSE DAMAGES. The maximum liability the Issuer or Administrative Agent may have to any Holder is the amount of such Holder's investment as evidenced by the Note.

3.16.12 7.2   NO CLASS ACTION CLAIMS. NO LAWSUIT SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same lawsuit unless those persons are parties to a single transaction. An award shall determine the rights and obligations of the named parties only, and only with respect to the claims in the lawsuit, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration

3.16.13 7.3   Consent to Jurisdiction and Service of Process; Waiver of Jury Trial.

3.16.14 (a)   Issuer and each Holder hereby: (i) irrevocably submits to the jurisdiction of the Court of Common Pleas of Allegheny County, Pennsylvania and to the jurisdiction of the United States District Court for the Western District of Pennsylvania for the purposes of any action or proceeding arising out of or relating to any of this Agreement or the Notes or the subject matter thereof and brought by the Administrative Agent on behalf of the Holder; (ii) waives and agrees not to assert, by way of motion, as a defense or otherwise, in any such action or proceeding, any claim that (A) it is not personally subject to the jurisdiction of such courts, (B) the action or proceeding is brought in an inconvenient forum or (C) the venue of the action or proceeding is improper; and (iii) agrees that, notwithstanding any right or privilege it may possess at any time, such party and its assets are subject to suit on account of the obligations assumed by it hereunder.

3.16.15 (b)   THE PARTIES WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE TRANSACTION DOCUMENTS OR THE SUBJECT MATTER THEREOF AND BROUGHT BY ANY OTHER PARTY.

3.16.16 (c)   The Holders acknowledge that this is a commercial transaction, that the foregoing provisions for consent to jurisdiction, service of process and waiver of jury trial have been read, understood and voluntarily agreed to by them and that by agreeing to such provisions they are waiving important legal rights. The obligations of the parties under this Section will survive any termination of this Agreement.

3.16.17 7.4   Creditor-Debtor Relationship. The relationship between each Holder, on the one hand, and the Issuer, on the other hand, is solely that of creditor and debtor.

3.16.18 7.5   Expenses. Each party shall be responsible for its own expenses, including without limitation all attorney's fees which arise out of or relate to the documentation of this Agreement or the Notes. Upon the occurrence of an Event of Default or commencement of an Enforcement Proceeding, the costs and expenses incurred by the Administrative Agent on behalf of the Holders, including reasonable attorneys' fees and costs, shall be added to and become a part of the obligations owed by the Issuer under this Agreement.

3.16.19 7.6   Notices. All notices, consents, requests, demands and other communications required or permitted hereunder: (a) will be in writing; (b) will be sent by electronic delivery, including all tax forms, to the email address provided by the Holder on the Site and shall be deemed transmitted when sent. Notices to the Administrative Agent and the Issuer may be sent electronically to the email addresses provided in their respective signature blocks.

3.16.20 7.7   Amendments. This Agreement and the Notes may be amended only by a writing signed by the Issuer on the one hand and by the Administrative Agent on behalf of the Holders on the other hand, and any such amendment will be effective only to the extent specifically set forth in such writing.

3.16.21 7.8   Confidentiality. Each of the Holders shall maintain in confidence in accordance with its customary procedures for handling confidential information, all written information that the Issuer, furnishes to Holders ("Confidential Information"), other than any such Confidential Information that become generally available to the public other than as a result of a breach by the Holders of its obligations hereunder or that is or becomes available to the Holders from a source other than the Issuer, and that is not, to the actual knowledge of the recipient thereof, subject to obligations of confidentiality with respect thereto.

3.16.22 7.9   Miscellaneous. This Agreement and the Notes: (a) may not be assigned, pledged or otherwise transferred, whether by operation of law or otherwise, without the prior consent of the Issuer; (b) may be executed in electronically and in counterparts by the parties, which shall be deemed effective as an original and will constitute one and the same instrument; (c) contain the entire agreement of the parties with respect to the transactions contemplated hereby and thereby and supersede all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions; (d) are governed by, and will be construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws rules; and (e) are binding upon, and will inure to the benefit of, the parties and their respective successors and permitted assigns. The waiver by a party of any breach or violation of any provision of this Agreement will not operate or be construed a waiver of any subsequent breach or violation hereof. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

3.16.23 7.10   Additional Protections. The Company agrees to comply with all Regulation Crowdfunding Prohibitions around the investment company act.

EXHIBIT B – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

Hanan Levin

_____

Hanan Levin

BlocPower Energy Services 3 LLC

EXHIBIT C– AUDITED FINANCIAL STATEMENTS

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE



INDEPENDENT AUDITOR'S REPORT

Shareholders
BlocPower Public Benefit Corporation and Subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of BlocPower Public Benefit Corporation and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of BlocPower Public Benefit Corporation and its subsidiaries as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of BlocPower Public Benefit Corporation and Subsidiaries, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Change in Accounting Principle

As discussed in Note A to the consolidated financial statements, in 2023, the Company adopted new accounting guidance related to accounting for credit losses. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

- 3 -

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about BlocPower Public Benefit Corporation and Subsidiaries' ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BlocPower Public Benefit Corporation and Subsidiaries' internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about BlocPower Public Benefit Corporation and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
April 30, 2024

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BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2023	December 31, 2022
CURRENT ASSETS		
Cash and cash equivalents	$ 22,717,450	$ 21,876,548
Accounts receivable, net of allowance for credit losses of $1,500,612 and $1,034,969 at December 31, 2023 and 2022, respectively	53,291,942	17,723,249
Net investment in sales-type leases	542,773	194,918
Prepaid expenses	1,602,819	402,475
TOTAL CURRENT ASSETS	78,154,984	40,197,190
PROPERTY AND EQUIPMENT		
Computer equipment	47,299	31,791
	47,299	31,791
Less accumulated depreciation	(9,698)	(1,045)
	37,601	30,746
OTHER ASSETS		
Construction in progress - sale-type leases	3,131,103	2,802,443
Net investment in sales-type leases, net of allowance for credit losses of $369,765 and $25,288 at December 31, 2023 and 2022, respectively	3,672,937	2,619,628
Other assets	14,047	43,500
	6,818,087	5,465,571
	$ 85,010,672	$ 45,693,507

The accompanying notes are an integral part of the financial statements.

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
LIABILITIES AND SHAREHOLDERS' EQUITY	2023	2022
CURRENT LIABILITIES		
Current portion of long-term debt	1,103,814	269,490
Accounts payable	5,674,581	6,386,538
Accrued expenses	25,243,840	11,135,692
Deferred revenue	42,683,202	10,376,785
TOTAL CURRENT LIABILITIES	74,705,437	28,168,505
OTHER LIABILITIES		
Long-term debt, net of unamortized debt issuance costs of $422,312 and $442,857 at December 31, 2023 and 2022, respectively	5,403,381	7,770,468
Due to shareholder	35,018	735,106
	5,438,399	8,505,574
SHAREHOLDERS' EQUITY		
Class A common stock, $.00001 par value; authorized, 10,603,490 shares at December 31, 2023 and 2022; issued 2,666,667 at December 31, 2023 and 2022 (of which 333,334 shares are held in treasury at December 31, 2023 and 2022)	27	27
Series A-1 preferred stock, $.00001 par value; authorized, 2,234,687 shares at December 31, 2023 and 2022; issued and outstanding, 1,881,648 shares at December 31, 2023 and 2022	19	19
Series A-2 preferred stock, $.00001 par value; authorized, issued and outstanding, 256,322 shares at December 31, 2023 and 2022	3	3
Series A-3 preferred stock, $.00001 par value; authorized, issued and outstanding, 1,451,198 shares at December 31, 2023 and 2022	15	15
Series B-1 preferred stock, $.00001 par value; authorized, 1,511,220 shares at December 31, 2023 and 2022; issued and outstanding, 677,943 shares at December 31, 2023 and 520,532 shares at December 31, 2022	7	5
Series B-2 preferred stock, $.00001 par value; authorized, 788,631 shares at December 31, 2023 and 2022; issued and outstanding, 788,625 shares at December 31, 2023 and 2022	8	8
Series B-3 preferred stock, $.00001 par value; authorized, 953,949 shares at December 31, 2023 and 2022; issued and outstanding, 953,140 shares at December 31, 2023 and 2022 (with a liquidation preference for all preferred stock of $39,943,000 and $37,221,000 at December 31, 2023 and 2022, respectively)	10	10
Additional paid-in capital	39,299,631	36,780,045
SAFE notes convertible	500,000	-
Accumulated deficit	(33,932,884)	(26,760,704)
	5,866,836	10,019,428
Treasury stock, at cost	(1,000,000)	(1,000,000)
	4,866,836	9,019,428
	$ 85,010,672	$ 45,693,507

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,	
		2023	2022
Revenues:			
Contract and equipment revenues		$ 90,028,657	$ 41,340,499
Sales-type lease revenues		1,814,111	1,937,552
Interest revenue - sales-type leases		130,611	60,198
	GROSS REVENUE	91,973,379	43,338,249
Cost of revenues:			
Contracts		81,970,389	40,819,592
Sales-type leases		2,173,359	2,137,524
		84,143,748	42,957,116
	GROSS PROFIT	7,829,631	381,133
General and administrative expenses		16,825,611	14,214,593
	LOSS FROM OPERATIONS	(8,995,980)	(13,833,460)
Other income (expense):			
Other income		2,035,617	359,938
Interest income		571,670	9,807
Interest expense		(725,570)	(580,500)
		1,881,717	(210,755)
	LOSS BEFORE TAXES	(7,114,263)	(14,044,215)
Income and franchise tax expense		57,917	37,207
	NET LOSS	$ (7,172,180)	$ (14,081,422)

The accompanying notes are an integral part of the financial statements.

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2023 AND 2022

	Class A Common Stock		Series A-1 Preferred Stock	
	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2022	2,666,667	$ 27	1,881,648	$ 19
Common Stock repurchased	-	-	-	-
SAFE Notes convertible issued	-	-	-	-
Issuance of Preferred Stock Series B-1	-	-	-	-
Fees paid for offering costs	-	-	-	-
Net loss	-	-	-	-
BALANCE AT DECEMBER 31, 2022	2,666,667	27	1,881,648	19
SAFE Notes convertible issued	-	-	-	-
Issuance of Preferred Stock Series B-1	-	-	-	-
Fees paid for offering costs	-	-	-	-
Net loss	-	-	-	-
BALANCE AT DECEMBER 31, 2023	2,666,667	$ 27	1,881,648	$ 19

The accompanying notes are an integral part of the financial statements.

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2023 AND 2022

Series A-2 Preferred Stock		Series A-3 Preferred Stock		Series B-1 Preferred Stock		Series B-2 Preferred Stock		Series B-3 Preferred Stock		Additional paid-in capital	Accumulated deficit	SAFE Notes Convertible	Treasury Stock	Total
Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
256,322	$ 3	1,451,198	$ 15	-	$ -	-	$ -	-	$ -	$ 12,769,323	$ (12,679,282)	$ 5,286,469	$ -	$ 5,376,574
-	-	-	-	-	-	-	-	-	-	-	-	-	(1,000,000)	(1,000,000)
-	-	-	-	-	-	788,625	8	953,140	10	15,395,951	-	(5,286,469)	-	10,109,500
-	-	-	-	520,532	5	-	-	-	-	8,999,995	-	-	-	9,000,000
-	-	-	-	-	-	-	-	-	-	(385,224)	-	-	-	(385,224)
-	-	-	-	-	-	-	-	-	-	-	(14,081,422)	-	-	(14,081,422)
256,322	3	1,451,198	15	520,532	5	788,625	8	953,140	10	36,780,045	(26,760,704)	-	(1,000,000)	9,019,428
-	-	-	-	-	-	-	-	-	-	-	-	500,000	-	500,000
-	-	-	-	157,411	2	-	-	-	-	2,721,635	-	-	-	2,721,637
-	-	-	-	-	-	-	-	-	-	(202,049)	-	-	-	(202,049)
-	-	-	-	-	-	-	-	-	-	-	(7,172,180)	-	-	(7,172,180)
256,322	$ 3	1,451,198	$ 15	677,943	$ 7	788,625	$ 8	953,140	$ 10	$ 39,299,631	$ (33,932,884)	$ 500,000	$ (1,000,000)	$ 4,866,836

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year ended December 31, | |
	2023	2022
CASH FLOWS - OPERATING ACTIVITIES		
Net loss for the year	$ (7,172,180)	$ (14,081,422)
Adjustments to reconcile net loss to net cash provided from (used for) operating activities:		
Depreciation and amortization	8,653	1,045
Amortization of debt issuance costs included in interest expense	44,146	84,050
Credit loss provision - accounts receivable	815,676	1,075,777
Credit loss provision - net investment in sales-type leases	704,509	25,288
Changes in certain assets and liabilities affecting operations:		
Accounts receivable	(36,384,369)	(18,500,573)
Construction in progress - sales-type leases	(328,660)	(1,066,468)
Prepaid expenses	(1,200,344)	(309,660)
Other assets	29,453	(43,500)
Net investment in sales-type leases	(2,105,673)	(1,731,440)
Accounts payable and accrued expenses	13,396,191	14,024,755
Deferred revenue	32,306,417	8,498,107
NET CASH PROVIDED FROM (USED FOR) OPERATING ACTIVITIES	113,819	(12,024,041)
CASH FLOWS - INVESTING ACTIVITIES		
Purchase of property and equipment	(15,508)	(31,791)
NET CASH USED FOR INVESTING ACTIVITIES	(15,508)	(31,791)
CASH FLOWS - FINANCING ACTIVITIES		
Repayments on due to shareholder	(700,088)	-
Borrowings of long term debt	6,150,050	7,499,149
Net repayments on line of credit	-	(341,669)
Debt issuance costs incurred in connection with long term debt	(23,601)	(91,431)
Payments on long-term debt	(7,703,358)	(2,527,023)
Proceeds from borrowings on convertible SAFE notes	500,000	-
Proceeds from capital contributions, net	2,519,588	18,724,276
Purchases of treasury stock	-	(300,000)
NET CASH PROVIDED FROM FINANCING ACTIVITIES	742,591	22,963,302
NET INCREASE IN CASH AND CASH EQUIVALENTS	840,902	10,907,470
Cash and cash equivalents at beginning of year	21,876,548	10,969,078
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 22,717,450	$ 21,876,548

CONSOLIDATED STATEMENTS OF CASH FLOWS, Cont'd

| | Year ended December 31, | |
	2023	2022
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income and franchise taxes	$ 57,917	$ 37,207
Interest	$ 670,539	$ 506,227
NON-CASH INVESTING AND FINANCING ACTIVITIES		
SAFE Notes converted to Series B-2 and Series B-3 preferred shares	$ -	$ 5,286,469
Purchase of treasury stock through issuance of due to shareholder payable	$ -	$ 700,000

The accompanying notes are an integral part of the financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

BlocPower Public Benefit Corporation and Subsidiaries (the "Company") was established in the state of Delaware on December 12, 2013 for the purpose of attracting investments and operating as a holding company.

BlocPower LLC ("BlocPower"), a wholly-owned subsidiary of the Company, is a Brooklyn-based climate/energy technology startup that assists customers to find innovative energy solutions to improve building energy costs and consumption as well as utilizing proprietary software for analysis, leasing, project management, and monitoring of urban clean energy projects. In 2021, BlocPower also contracted with the City of New York to develop and manage a precision training and hiring initiative. BlocPower is wholly-owned by the Company. At the parent level, the Company maintains the investment in BlocPower, which is eliminated in consolidation. BlocPower has multiple wholly-owned subsidiaries (single member LLCs) that are set up to function as special purpose entities which acquire, hold, and lease or sell clean energy efficient heating and air conditioning equipment: BlocPower Energy Services 1 LLC ("ES1"), BlocPower Energy Services 1A LLC ("ES1A"), BlocPower Energy Services 2 LLC ("ES2"), and BlocPower Energy Services 3 LLC ("ES3"). ES1A has not had any activity as of December 31, 2023. In September 2021, BuildingBloc LLC ("BuildingBloc), a single member LLC, was formed and is wholly-owned by BlocPower. BuildingBloc had minimal activity during the years ended December 31, 2023 and 2022. BlocPower maintains investments in the above-cited single member LLCs, which are eliminated in consolidation.

Principles of consolidation

The financial statements present the consolidated balance sheets, statements of operations, shareholders' equity, and cash flows of BlocPower Public Benefit Corporation and Subsidiaries. Substantially all intercompany balances and transactions have been eliminated.

Revenue recognition

The Company recognizes revenues from professional and managed services provided. The Company recognizes revenues under the guidance in Accounting Standards Codification Topic 606, Revenues from Contracts with Customers ("ASC 606").

The core principle of ASC 606 is that an entity should recognize revenues for the services equal to an amount it expects to be entitled to receive for those services. The Company accounts for a contract under ASC 606 when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are established, the contract has commercial substance, and collectability of consideration is probable.

The Company enters into contracts with customers for the utilization of its proprietary software for analysis, to manage projects, and monitoring of projects. Revenues for these contracts are recognized over time. When contracts with customers contain multiple performance obligations, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to each distinct performance obligation on a relative stand alone sales price ("SSP") basis. The Company determines the SSP by using the price charged for a deliverable when sold separately or uses management's best estimate of SSP for goods or services not sold separately using estimation techniques that maximize observable data points, including: internal factors relevant to its pricing practices such as costs and margin objectives; stand alone sales prices of similar products; pricing policies; percentage of the fee charged for a primary product or service relative to a related product or service; and customer segment and geography. Contracts with customers generally run between 1 month and 36 months. The payment terms and conditions in customer contracts are typically 30 days from completion of the performance obligation.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

The Company also enters into sales of clean energy efficient heating and air conditioning equipment with customers. The Company recognizes revenues for these sales after the equipment has been installed and inspected at the customer's location.

The Company has entered into significant cost-reimbursement contracts with customers in 2023 and 2022. The Company recognizes revenues as the Company incurs expenditures for the contract. Qualifying expenditures that have been incurred but are yet to be reimbursed are reported as accounts receivable in the accompanying consolidated balance sheets. Amounts received prior to incurring qualifying expenditures are reported as deferred revenue in the accompanying consolidated balance sheets.

The Company recognizes revenue both overtime (service contracts) and at a point in time (equipment sales) as follows:

| | Years ending December 31, | |
	2023	2022
Revenues earned over time	$ 89,529,635	$ 40,675,951
Revenues earned at a point in time	499,022	664,548
	90,028,657	41,340,499

Contract balances

Contract assets consist of accounts receivable and contract liabilities consist of deferred revenues. Contract assets and liabilities are summarized as follows:

| | Years ended December 31, | | |
	2023	2022	2021
Accounts receivable, net	$ 53,291,942	$ 17,723,249	$ 298,453
Contract Liabilities:			
Deferred revenue	$ 42,683,202	$ 10,376,785	$ 1,878,678

Other income

Other income mainly consists of grants from foundations or government programs to help fund fellowship/internship programs at the Company as well as incentive revenues from outside parties relating to projects or contracts the Company has engaged in. These revenues are not part of the Company's normal operations and future amounts are undeterminable.

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont'd

DECEMBER 31, 2023 AND 2022

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Cash and cash equivalents

Cash and cash equivalents are maintained at several financial institutions located in the United States and are insured by the FDIC up to $250,000 at each institution. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. In the normal course of business, the cash and cash equivalents account balances at any given time may exceed insured limits. However, the Company has not experienced any losses in such accounts and does not believe it is exposed to significant risk in cash and cash equivalents.

Accounts receivable and allowance for credit losses

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluation of customers' financial condition and the Company generally does not require collateral. At each balance sheet date, the Company evaluates the need for an expected allowance for credit losses. As necessary, the allowance for credit losses is updated at each balance sheet date to reflect any changes in credit risk since the receivable was initially recorded. The allowance for credit losses is calculated on a pooled basis where similar risk characteristics exist.

The allowance for credit losses is derived from a review of the Company's historical losses based on the aging of receivables. The estimate is adjusted for management's assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes historical loss information is a reasonable starting point in which to calculate the expected allowance for credit losses as the Company's customer demographics have remained constant since the Company's inception. However, due to interest rates and inflation, among other economic indicators, the Company is anticipating higher than expected credit losses than have been incurred in the past. As a result, management has determined that its allowance for credit losses should be increased across all aging categories. In calculating the expected credit losses, the Company considers trade receivables from all customers as a homogeneous portfolio and, therefore, to measure the expected credit loss, they are grouped together. Based upon the information available, the Company believes an allowance of approximately $1,500,612 at December 31, 2023, is adequate. However, actual write-offs might exceed the recorded allowance.

The Company writes off receivables when there is information that indicates the debtor is facing significant financial difficulty and there is no possibility of recovery. If any recoveries are made from any accounts previously written off, they will be recognized as an offset to credit loss expense in the year of recovery. There were approximately write offs of $350,000 and $360,000 for the years ended December 31, 2023 and 2022, respectively.

Property and equipment

The Company's property and equipment consists of computer equipment. Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the computer equipment which is generally five years. Expenditures for renewals and betterments are capitalized while expenditures for repairs and maintenance are charged to operations as incurred. Upon sale or retirement, the related costs and accumulated depreciation are removed from the accounts and the related gain or loss is reflected in other income. Depreciation expense was approximately $8,653 and $1,045 for the years ended December 31, 2023 and 2022, respectively.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Construction in progress – sales-type leases
During the development and construction period of leased equipment, the assets are recorded on BlocPower as construction in progress. At the time of completion, the asset is contributed to the single member LLC that will lease the equipment to the customer.   The Company has not entered into any commitments with vendors for the construction of the leased equipment at December 31, 2023 and 2022 and is not required to use any specified vendor for construction.

Debt issuance costs
The Company accounts for debt issuance costs under ASU 2015-03, *"Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs"*. ES2 entered into a credit agreement in December 2020 and incurred debt issuance costs of $375,000. The debt issuance costs are stated at cost and are amortized over the term of the debt.

BlocPower entered into a loan agreement in October 2021 and incurred debt issuance costs of $45,853. The debt issuance costs are stated at cost and are amortized over the term of the debt. On September 20, 2022, the loan was repaid in full and the debt issuance costs were fully amortized.

During the period of January 4, 2021 to June 30, 2021, ES3 raised capital through an offering of unsecured Climate Impact Notes to various investors. This transaction incurred debt issuance costs of $50,688. During the period of January 18, 2022 to March 22, 2022, ES3 raised additional capital through a second round of offering of unsecured Climate Impact Notes to various investors. This transaction incurred debt issuance costs of $50,491. During the period of March 8, 2022 to April 30, 2022, ES3 raised additional capital through a third round of offering of unsecured Climate Impact Notes to various investors. This transaction incurred debt issuance costs of $40,940. During the period of March 1, 2023 to April 30, 2023, ES3 raised additional capital through a fourth round of offering of unsecured Climate Impact Notes to various investors. This transaction incurred debt issuance costs of $23,601. The debt issuance costs are stated at cost and are amortized over the term of the debt. The net unamortized debt issuance costs are shown as a deduction from the carrying amount of the debt on the accompanying consolidated balance sheets.

Deferred revenue
The Company records contract payments received as deferred revenue until the amounts are expended for the purpose of the contracts, at which time it is recognized as contract revenues.

Due to shareholder
At December 31, 2023, due to shareholder consists of advances or payments of $35,106 made on behalf of the Company by a shareholder, which have no set repayment terms. At December 31, 2022, due to shareholder consisted of advances or payments of $35,106 made on behalf of the Company by a shareholder, which have no set repayment terms as well as $700,000 due to a shareholder for the purchase of Common Stock during 2022 as further detailed in Note F for a total of $735,106 at December 31, 2022. The $700,000 was repaid in full in March 2023.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Leases

The Company leases office space and determines if an arrangement is a lease at inception. Sales-type finance leases are included in investment in lease on the accompanying consolidated balance sheets. Profit or loss from sales-type finance leases is recognized at lease inception.

The Company has elected to apply the short-term lease exemption to the office spaces leased. In 2023 and 2022, the Company has two leases for office space that qualify for the exemption. The short-term lease cost recognized during the years ended December 31, 2023 and 2022 was $509,880 and $189,000, respectively. The remaining lease payments due during the year ending December 31, 2024 are $294,880.

Advertising expenses

Advertising and promotional costs are expensed as incurred. The Company's advertising and promotional expenses were approximately $277,000 and $467,000 for the years ended December 31, 2023 and 2022, respectively, and is included in general and administrative expenses in the accompanying consolidated statements of operations.

Income taxes

Deferred income tax assets and liabilities arise from temporary differences associated with differences between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates which are expected to be in effect when these differences reverse. The principal types of temporary differences between assets and liabilities for financial statement and tax return purposes are detailed in Note H.

The Company is taxed under the provisions of the Internal Revenue Code and applicable state tax laws. The Company files tax returns in the U.S. federal jurisdiction and in New York State. With few exceptions, as of December 31, 2023, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years ended prior to December 31, 2020. The tax returns for the years ended December 31, 2020 through 2023 are still subject to potential audit by the IRS and the taxing authorities in applicable states. Management of the Company believes it has no material uncertain tax positions and, accordingly, it has not recognized any liability for unrecognized tax benefits.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Adoption of new accounting standard – credit losses
In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were trade accounts receivable, retentions, and unbilled contracts.

The Company adopted the standard effective January 1, 2023. The impact of adoption was not considered material to the financial statements and primarily resulted in enhanced disclosures only.

Subsequent events
The Company has conducted an evaluation of potential subsequent events occurring after the balance sheet date through April 30, 2024, which is the date the financial statements are available to be issued. No subsequent events requiring disclosure were noted except for those discussed in Note E and Note J.

NOTE B: ALLOWANCE FOR CREDIT LOSSES FOR ACCOUNTS RECEIVABLE AND SALES-TYPE LEASES

The allowance for credit losses for accounts receivable and sales-type leases are as follows at December 31, 2023:

	Accounts receivable	Sales-type leases
Beginning balance	$ 1,034,969	$ 25,288
Provision for expected credit losses	815,676	704,509
Write-offs	(350,033)	(360,032)
Recoveries	-	-
Ending balance	$ 1,500,612	$ 369,765

NOTE C: INVESTMENT IN SALES-TYPE LEASES

The Company is the lessor of clean energy efficient heating and air conditioning equipment under various sales-type leases expiring through 2043. At the time of recognition of the sales-type leases, a loss on investment in leases of $359,248 and $199,972 for the years ended December 31, 2023 and 2022, respectively, were recognized and are included in the accompanying consolidated statements of operations. The leases are due in monthly installments ranging from $20 to $4,600 including interest at rates from 0% to 7.5% with subsequent annual increases throughout the lease term. Financing revenue is recognized using the effective interest rate method over the lease term. Components of the net investment in sales-type leases are as follows:

	December 31,	
	2023	2022
Total minimum lease payments	$ 5,788,722	$ 3,420,517
Less: Allowance for uncollectibles	369,765	25,288
Net minimum lease payments receivable	5,418,957	3,395,229
Less: Unearned income	1,265,940	589,781
Plus: Interest income receivable include in net investment	62,693	9,098
Net	$ 4,215,710	$ 2,814,546

Minimum future lease payments to be received on sale-type leases as of December 31, 2023 are approximately as follows:

Years ending December 31,	Amount
2024	$ 633,743
2025	385,758
2026	389,775
2027	393,838
2028	397,946
Thereafter	3,587,662
	$ 5,788,722

NOTE D: LINE OF CREDIT

On January 11, 2021, BlocPower entered into a $500,000 line of credit with a bank which bore interest at 2.50% available through January 2022. The line of credit was not renewed in January 2022 and the balance was repaid in full.

NOTE E: LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,	
	2023	2022
BlocPower		
Loan agreement with an investment company entered into on September 19, 2022, which makes available to the Company a loan in the amount of $130,000,000 through October 28, 2024. The maximum outstanding principal balance of the loan is the lesser of $12,000,000 or the advance rate as defined in the agreement. The loan bears interest at the Secured Overnight Financing Rate plus 3.25% per annum (effective rate of 8.5% at December 31, 2023). [1]	$ 684,946	$ 3,665,020
ES1		
Credit agreement with an investment company entered into on December 23, 2019 which allows for term loans to be drawn in order to finance projects relating to the development of air-source heat pump and/or cooling systems and related installation, up to a maximum aggregate principal amount of $1,000,000. The aggregate borrowings accrue interest at a fixed interest rate of 8.50% per annum which requires monthly payments of approximately $4,300 through June 2030. Secured by all assets of ES1. [2]	487,927	535,198
ES2		
Credit agreement with an investment company entered into on December 10, 2020. The agreement allows for term loans to be drawn to finance equipment and installation costs for energy efficiency retrofits to be installed in commercial, residential and community buildings, up to an aggregate principal amount of $10,000,000 through December 10, 2023. Credit agreement requires quarterly payments of accrued interest on the loan with the principal due at the loan maturity date of December 10, 2032. The Company has the ability to request that the lender increase its loan commitment to a maximum of $50,000,000 provided certain criteria are met. The aggregate borrowings accrue interest at a fixed interest rate of 8.50%; this rate can be reduced to 7.75% in certain circumstances if the Company maintains a stipulated debt service coverage ratio. Quarterly payments of principal and interest based on outstanding borrowings at December 31, 2023 are expected to be $86,214. ES2 has pledged all of its assets as collateral in the event of default. [2][4]	2,154,029	945,917
Balance forward	3,326,902	5,146,135

NOTE E: LONG-TERM DEBT, Cont'd

| | December 31, | |
	2023	2022
Balance forward	$ 3,326,902	$ 5,146,135
ES3		
Promissory note with a foundation entered into on November 30, 2021 for $100,000 due in annual installment payments of $12,330 beginning on December 31, 2022 through December 31, 2031. The promissory note accrues interest at a fixed rate of 4.0% per annum.	83,009	91,671
Loan agreement with an investment company entered into on February 28, 2022. The agreement allows for $500,000 to be drawn on June 8, 2022 due in monthly payments of $4,071 beginning on January 1, 2023 through January 31, 2038. The loan accrues interest starting January 1, 2023 at a fixed rate of 5.5% per annum. [3]	478,101	500,000
Multiple subscription agreements with various investors on May 28, 2021 in which unsecured debt notes, Climate Impact Notes, were offered and sold at various dollar amounts up to a maximum aggregate principal balance of $1,000,000. The aggregate borrowings accrue interest at a fixed interest rate of 5.50% per annum, which requires annual payments of $115,728 of principal and interest to be made each May through May 2033.	872,180	936,389
Multiple subscription agreements with various investors on January 3, 2022 in which unsecured debt notes, Climate Impact Notes, were offered and sold at various dollar amounts up to a maximum aggregate principal balance of $1,000,000. The aggregate borrowings accrue interest at a fixed interest rate of 5.50% per annum, which requires annual payments of $116,008 of principal and interest to be made each March through March 2034.	937,863	999,820
Balance forward	5,698,055	7,674,015

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont'd

DECEMBER 31, 2023 AND 2022

NOTE E: LONG-TERM DEBT, Cont'd

| | December 31, | |
	2023	2022
Balance forward	$ 5,698,055	$ 7,674,015
ES3		
Multiple subscription agreements with various investors on March 8, 2022 in which unsecured debt notes, Climate Impact Notes, were offered and sold at various dollar amounts up to a maximum aggregate principal balance of $2,000,000. The aggregate borrowings accrue interest at a fixed interest rate of 5.50% per annum, which requires annual payments of $93,844 of principal and interest to be made each May through May 2034.	759,440	808,800
Multiple subscription agreements with various investors on March 8, 2023 in which unsecured debt notes, Climate Impact Notes, were offered and sold at various dollar amounts up to a maximum aggregate principal balance of $3,150,000. The aggregate borrowings accrue interest at a fixed interest rate of 6.50% per annum, which requires annual payments of $57,854 of principal and interest to be made each May through May 2035.	472,012	-
	6,929,507	8,482,815
Less unamortized debt issuance costs	422,312	442,857
Less current portion of long-term debt	1,103,814	269,490
	$ 5,403,381	$ 7,770,468

NOTE E: LONG-TERM DEBT, Cont'd

At December 31, 2023, maturities of long-term debt are as follows:

Years ending December 31,	Amount
2024	$ 1,103,814
2025	490,946
2026	526,237
2027	563,812
2028	604,118
Thereafter	3,640,580
	$ 6,929,507

1 The loan agreement requires compliance with certain covenants. At December 31, 2023, the Company was in compliance with all such covenants.
2 The credit agreement includes certain restrictive covenants. At December 31, 2023, the Company was in compliance with all such covenants.
3 The loan agreement includes certain restrictive covenants. At December 31, 2023, the Company was in compliance with all such covenants.
4 In January 2024, the Company had a draw of approximately $295,000 on the credit agreement. In March 2024, the Company had a draw of approximately $3,928,000 on the credit agreement. The subsequent borrowings have not been reflected in the future maturities of long-term debt table above.

NOTE F: SHAREHOLDERS' EQUITY

Common stock
At December 31, 2023 and 2022, there were 10,603,490 shares of Class A common stock authorized and there were 2,333,334 shares issued and outstanding of Class A common stock. At December 31, 2023 and 2022, there were 2,300,500 shares of Class B common stock authorized and there were no shares issued and outstanding of Class B common stock. In December 2022, there was a second amendment to the Amended and Restated Certificate of Incorporation which increased the authorized number of Class A common stock from 7,416,088 to 10,603,490 and Class B common stock from 1,535,403 to 2,300,500. The holders of the Class A common stock are entitled to one vote for each share of Class A common stock and are subject to and qualified by the rights, powers and preferences of the holders of preferred stock. The holders of the Class B common stock have no voting rights, except as required by law. Upon liquidation, dissolution, or winding up of the Company, after payment of all preferential amounts required to be paid to the holders of preferred stock, the remaining assets available for distribution to the stockholders will be distributed among the common stockholders pro rata based on the number of shares held.

On December 28, 2022, the Company entered into a stock redemption agreement with a shareholder to purchase 333,333 shares of Class A common stock for $1,000,000. $300,000 of the amount due was paid at the time of the agreement and the remaining $700,000 was paid in March 2023.

NOTE F: SHAREHOLDERS' EQUITY, Cont'd

Convertible preferred stock

On September 11, 2020, the Company entered into a Series A Preferred Stock Purchase Agreement with various parties. As part of the purchase agreement the Company agreed to sell and issue to each purchaser Series A-1 preferred stock for $4.0274 per share, Series A-2 preferred stock for $2.3798 per share, and Series A-3 preferred stock for $3.2219 per share. 1,872,169 shares of Series A-1 preferred stock were purchased as part of this agreement. As part of the agreement the Company converted a note payable and all related unpaid accrued interest totaling $38,178 to an Organization for 9,479 shares of Series A-1 preferred stock. The Company had entered into various Simple Agreements for Future Equity ("SAFE") notes during the year ended December 31, 2019 and during 2020 which were converted into Series A-2 and A-3 preferred stock as part of the purchase agreement. $610,000 of SAFE notes were converted to 256,322 Series A-2 preferred stock shares and $4,675,000 of SAFE notes were converted to 1,451,198 Series A-3 preferred stock shares.

On December 21, 2022, the Company entered into a Series B Preferred Stock Purchase Agreement with various parties. As part of the purchase agreement the Company agreed to sell and issue to each purchaser Series B-1 preferred stock for $17.29 per share, Series B-2 preferred stock for $13.83 per share, and Series B-3 preferred stock for $4.71 per share. 520,532 shares of Series B-1 preferred stock were purchased as part of this agreement. 788,625 shares of Series B-2 were purchased as part of this agreement. 953,140 shares of Series B-3 were purchased as part of this agreement. The Company had entered into various Simple Agreements for Future Equity ("SAFE") notes during the year ended December 31, 2021 and during 2022 which were converted into Series B-2 and B-3 preferred stock as part of the purchase agreement. $10,906,681 of SAFE notes were converted to 788,625 Series B-2 preferred stock shares and $4,489,288 of SAFE notes were converted to 953,140 Series B-3 preferred stock shares.

On August 29, 2023, the Company entered into a SAFE note with an outside party for $500,000 which can be converted to SAFE preferred stock, with a discount rate of 80%, at the discretion of the Company. The Company has not converted the SAFE note as of the report date.

Series A-1

At December 31, 2023 and 2022, there were 2,234,687 shares of voting preferred stock authorized and 1,881,648 shares issued and outstanding. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series A-1 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-1 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series A-1 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series A-1 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series A-1 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series A-1 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

NOTE F: SHAREHOLDERS' EQUITY, Cont'd

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

Series A-2
At December 31, 2023 and 2022, there were 256,322 shares authorized, issued and outstanding of Series A-2 preferred stock. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series A-2 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-2 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series A-2 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series A-2 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series A-2 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series A-2 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

Series A-3
At December 31, 2023 and 2022, there were 1,451,198 authorized, issued and outstanding shares of Series A-3 preferred stock. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series A-3 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-3 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series A-3 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series A-3 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series A-3 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series A-3 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

NOTE F: SHAREHOLDERS' EQUITY, Cont'd

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

Series B-1
At December 31, 2023 and 2022 there were 1,511,220 shares of voting preferred stock authorized and 677,943 and 520,532 shares issued and outstanding respectively. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series B-1 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B-1 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series B-1 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series B-1 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series B-1 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series B-1 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

Series B-2
At December 31, 2023 and 2022, there were 788,631 shares of voting preferred stock authorized and 788,625 shares issued and outstanding. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series B-2 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B-2 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series B-2 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series B-2 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series B-2 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series B-2 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

NOTE F: SHAREHOLDERS' EQUITY, Cont'd

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

Series B-3
At December 31, 2023 and 2022, there were 953,949 shares of voting preferred stock authorized and 953,140 shares issued and outstanding. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series B-3 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B-3 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series B-3 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series B-3 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series B-3 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series B-3 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

NOTE G: STOCK OPTIONS

The Company's 2014 Stock Plan (the "Plan") was approved by the Board of Directors in 2014. Under this Plan which was most recently amended on September 11, 2020, the maximum number of shares to be issued is 1,535,403 of Class B Common Shares. At December 31, 2023 and 2022, there were no stock options outstanding under this Plan. The exercise price of an incentive stock option cannot be less than the fair market value of the common stock on the date granted and the term of an incentive stock option is limited to ten years. The exercise price of a non-statutory stock option shall be such price as is determined by the Board of Directors, provided that, if the per share exercise price is less than 100% of the fair market value of the common stock on the date granted, it shall otherwise comply with all applicable laws and the term of a nonqualified stock option is limited to ten years.

On December 10, 2020 the Company issued warrants for 124,149 shares of Series A-1 Preferred Stock at a price of $4.03 per share. The warrants expire December 9, 2030.

NOTE H: INCOME TAXES

In past years, the Company has incurred operating losses which have not resulted in recorded tax benefits. The amount of net operating loss carryforwards to be used in any one year may be limited by certain provisions of the Internal Revenue Code. The Company also has state net operating loss carryforwards available, the utilization of which may be similarly limited. At December 31, 2023, the Company has federal and state net operating loss carryforwards of approximately $31,000,000 which can be carried forward indefinitely. The Company has established a full valuation allowance with respect to these federal and state loss carryforwards.

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 8,900,000	$ 7,600,000
Valuation allowance for net deferred tax assets	(8,900,000)	(7,600,000)
	$ -	$ -

NOTE I: MAJOR CUSTOMERS AND VENDORS

During the years ended December 31, 2023 and 2022, the Company had revenue from customers which accounted from more than 10% of total revenues as follows:

	December 31,	
	2023	2022
Customer A	36%	50%
Customer B	57%	41%

  * Less than 10% of revenues

Accounts receivable from the major customers amounted to approximately 99% and 93% at December 31, 2023 and 2022, respectively.

There were no major vendors in 2023 or 2022.

NOTE J: MANAGEMENTS PLAN

The Company incurred a net loss of $7,179,680 during the year ended December 31, 2023, and has an accumulated deficit of $33,940,384. However, the Company saw a significant increase in total revenue from 2022 to 2023 and growth across all business lines. In 2023, the Company was able to raise approximately $2.5 million dollars in equity from a new investor. This investor invested an additional $5 million in April 2024.

The problem BlocPower is addressing remains large: the commercial building sector, of which the great majority are small buildings, consumes about 20-30% of all U.S. energy. Decarbonizing or electrifying these buildings by the removal of fossil fuels is both a significant opportunity and a significant challenge. Extrapolating to the dozens of major cities and thousands of other cities yields a cost potentially in the trillions of dollars to electrify all the buildings in the United States.

Other large business drivers include the federal Inflation Reduction Act (IRA) incentives for LMI multifamily buildings, a key BlocPower customer base, encouragingly, the first state IRA program in the US was recently approved in New York State. In addition, approximately $14 billion is being allocated for decarbonization projects by the US Environmental Protection Agency Greenhouse Gas Reduction Fund.

These factors, along with other tailwinds are driving interest in BlocPower's business and value proposition from investors and other stakeholders. BlocPower has developed an end-to-end platform by identifying gaps and providing solutions with the following business lines: a) BlocMaps software / program management; b) project installation / financing; and c) workforce training.

BlocPower management has responded by working to position the business for growth with additional detail below. Management is planning an additional equity raise in 2024, to further these initiatives and fund operations.

1) Expansion of project size – BlocPower is pursuing a number of projects over $10 million which was generally not the case previously. These projects benefit from incentives and other factors.
2) Expanded project type – BlocPower continues to focus on small commercial and multifamily projects, in some cases these prospects are more interested in starting with other electrification scopes of work, including EV charging or solar, which BlocPower can also help execute and / or finance. The Company believes these projects will position BlocPower for future work as a building's needs evolve.
3) Additional financing capabilities – BlocPower is exploring additional, in some cases more focused, project financing capabilities that may reduce project costs.
4) Better project control – to reduce project costs and increase project control, BlocPower is exploring partnerships and potential vertical integration with local contractors.
5) Artificial intelligence – BlocPower is looking to incorporate advanced technologies into BlocMaps and other offerings to help accelerate project identification and execution.
6) Deeper management and broader team – to help move these efforts along, BlocPower has strengthened the management and overall team in the finance, construction, program management, and workforce areas,

BlocPower sees additional market growth over time driven by the high cost of fossil fuels, aging HVAC equipment, decarbonization goals and mandates and increased incentives, including state, local, utility and those from the IRA.

Management believes the additional amounts raised combined with additional contracts will allow the Company to expand its business and fund operations for at least the next twelve months.

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

OTHER CONSOLIDATING FINANCIAL INFORMATION



INDEPENDENT AUDITOR'S REPORT ON CONSOLIDATING FINANCIAL INFORMATION

Shareholders
BlocPower Public Benefit Corporation and Subsidiaries

We have audited the consolidated financial statements of BlocPower Public Benefit Corporation and Subsidiaries as of and for the years ended December 31, 2023 and 2022 and we have issued our report thereon dated April 30, 2024, which contained an unmodified opinion on those consolidated financial statements. Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The 2023 consolidating financial information hereinafter is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
April 30, 2024

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS

ASSETS	BlocPower Public Benefit Corp	BlocPower LLC	BlocPower Energy Services 1 LLC	BlocPower Energy Services 2 LLC	BlocPower Energy Services 3 LLC	BuildingBloc LLC	Eliminations	Consolidated Totals December 31, 2023	2022
CURRENT ASSETS									
Cash and cash equivalents	$ 20,176,674	$ 1,600,753	$ 285,508	$ 314,443	$ 176,891	$ 163,181	$ -	$ 22,717,450	$ 21,876,548
Accounts receivable, net	(150,000)	53,091,537	-	-	350,405	-	-	53,291,942	17,723,249
Net investment in sales-type leases	-	-	330,709	93,729	118,335	-	-	542,773	194,918
Prepaid expenses	-	1,596,339	-	-	6,480	-	-	1,602,819	402,475
TOTAL CURRENT ASSETS	20,026,674	56,288,629	616,217	408,172	652,111	163,181	-	78,154,984	40,197,190
PROPERTY AND EQUIPMENT									
Computer equipment	-	47,299	-	-	-	-	-	47,299	31,791
	-	47,299	-	-	-	-	-	47,299	31,791
Less accumulated depreciation	-	(9,698)	-	-	-	-	-	(9,698)	(1,045)
	-	37,601	-	-	-	-	-	37,601	30,746
OTHER ASSETS									
Construction in progress - sales-type leases	-	-	53,875	1,751,472	1,325,756	-	-	3,131,103	2,802,443
Net investment in sales-type leases, net of allowance for credit losses	-	-	1,866,552	891,426	914,959	-	-	3,672,937	2,619,628
Other assets	-	14,047	-	-	-	-	-	14,047	43,500
Due to/from related parties	12,577,437	(12,338,357)	(311,608)	(671,570)	891,442	(147,344)	-	-	-
Investment in subsidiaries	6,585,413	2,505,949	-	-	-	-	(9,091,362)	-	-
	19,162,850	(9,818,361)	1,608,819	1,971,328	3,132,157	(147,344)	(9,091,362)	6,818,087	5,465,571
	$ 39,189,524	$ 46,507,869	$ 2,225,036	$ 2,379,500	$ 3,784,268	$ 15,837	$ (9,091,362)	$ 85,010,672	$ 45,693,507

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS, Cont'd

LIABILITIES AND SHAREHOLDERS' EQUITY	BlocPower Public Benefit Corp	BlocPower LLC	BlocPower Energy Services 1 LLC	BlocPower Energy Services 2 LLC	BlocPower Energy Services 3 LLC	BuildingBloc LLC	Eliminations	Consolidated Totals December 31, 2023	2022
CURRENT LIABILITIES									
Current portion of long-term debt	$ -	$ 684,946	$ 51,395	$ 123,920	$ 243,553	$ -	$ -	$ 1,103,814	269,490
Accounts payable	14,235	5,156,934	1,543	271,054	230,815	-	-	5,674,581	6,386,538
Accrued expenses	-	25,123,977	1,230	-	118,633	-	-	25,243,840	11,135,692
Deferred revenue	-	42,684,547	-	(1,345)	-	-	-	42,683,202	10,376,785
TOTAL CURRENT LIABILITIES	14,235	73,650,404	54,168	393,629	593,001	-	-	74,705,437	28,168,505
OTHER LIABILITIES									
Long-term debt, net of unamortized debt issuance costs	-	-	436,532	1,748,859	3,217,990	-	-	5,403,381	7,770,468
Due to shareholder	-	35,018	-	-	-	-	-	35,018	735,106
	-	35,018	436,532	1,748,859	3,217,990	-	-	5,438,399	8,505,574
SHAREHOLDERS' EQUITY									
Class A common stock, $.00001 par value	27	-	-	-	-	-	-	27	27
Series A-1 preferred stock, $.00001 par value	19	-	-	-	-	-	-	19	19
Series A-2 preferred stock, $.00001 par value	3	-	-	-	-	-	-	3	3
Series A-3 preferred stock, $.00001 par value	15	-	-	-	-	-	-	15	15
Series B-1 preferred stock, $.00001 par value	7	-	-	-	-	-	-	7	5
Series B-2 preferred stock, $.00001 par value	8	-	-	-	-	-	-	8	8
Series B-3 preferred stock, $.00001 par value	10	-	-	-	-	-	-	10	10
Additional paid-in capital	39,299,631	-	-	-	-	-	-	39,299,631	36,780,045
SAFE note convertible	500,000	-	-	-	-	-	-	500,000	-
Capital contributions - related parties	-	6,585,413	1,505,612	523,495	476,842	-	9,091,362	-	-
Accumulated deficit	375,569	(33,762,966)	228,724	(286,483)	(503,565)	15,837	-	(33,932,884)	(26,760,704)
	40,175,289	(27,177,553)	1,734,336	237,012	(26,723)	15,837	9,091,362	5,866,836	10,019,428
Treasury stock	(1,000,000)	-	-	-	-	-	-	(1,000,000)	(1,000,000)
	39,175,289	(27,177,553)	1,734,336	237,012	(26,723)	15,837	9,091,362	4,866,836	9,019,428
	$ 39,189,524	$ 46,507,869	$ 2,225,036	$ 2,379,500	$ 3,784,268	$ 15,837	$ 9,091,362	$ 85,010,672	$ 45,693,507

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF OPERATIONS

	BlocPower Public Benefit Corp	BlocPower LLC	BlocPower Energy Services 1 LLC	BlocPower Energy Services 2 LLC	BlocPower Energy Services 3 LLC	BuildingBloc LLC	Eliminations	Consolidated Totals December 31, 2023	2022
Revenues:									
Contract and equipment revenues	$ -	$ 90,028,657	$ -	$ -	$ -	$ -	$ -	$ 90,028,657	$ 41,340,499
Sales-type lease revenues	-	-	154,530	916,175	743,406	-	-	1,814,111	1,937,552
Interest revenue - sales-type leases	-	-	76,163	18,870	35,578	-	-	130,611	60,198
GROSS REVENUE	-	90,028,657	230,693	935,045	778,984	-	-	91,973,379	43,338,249
Cost of revenue									
Contracts	-	81,970,389	-	-	-	-	-	81,970,389	40,819,592
Sales-type leases	-	-	307,823	925,075	940,461	-	-	2,173,359	2,137,524
	-	81,970,389	307,823	925,075	940,461	-	-	84,143,748	42,957,116
GROSS PROFIT (LOSS)	-	8,058,268	(77,130)	9,970	(161,477)	-	-	7,829,631	381,133
General and administrative expenses	93,934	16,224,381	338,472	21,242	147,082	500	-	16,825,611	14,214,593
LOSS FROM OPERATIONS	(93,934)	(8,166,113)	(415,602)	(11,272)	(308,559)	(500)	-	(8,995,980)	(13,833,460)
Other income (expense):									
Other income	-	962,530	750,437	103,375	219,275	-	-	2,035,617	359,938
Interest income	547,687	-	2	39	80,167	-	(56,225)	571,670	9,807
Interest expense	-	(427,010)	(49,450)	(99,209)	(206,126)	-	56,225	(725,570)	(580,500)
	547,687	535,520	700,989	4,205	93,316	-	-	1,881,717	(210,755)
INCOME (LOSS) BEFORE TAXES	453,753	(7,630,593)	285,387	(7,067)	(215,243)	(500)	-	(7,114,263)	(14,044,215)
Income and franchise tax expense	33,321	23,693	50	50	803	-	-	57,917	37,207
NET INCOME (LOSS)	$ 420,432	$ (7,654,286)	$ 285,337	$ (7,117)	$ (216,046)	$ (500)	$ -	$ (7,172,180)	$ (14,081,422)